EXHIBIT 12

ARAMARK CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

(In thousands)

	Fiscal Year Ended
	September 29, 2000		September 28, 2001		September 27, 2002		October 3, 2003 (B)		October 1, 2004
Income from continuing operations before income taxes and minority interest	$238,326		$262,248		$393,149		$409,553		$415,216
Fixed charges, excluding capitalized interest	186,976		199,225		182,112		193,049		174,892
Other, net	(3,359)		(4,433)		(7,810)		(12,811)		(12,819)

Earnings, as adjusted	$421,943		$457,040		$567,451		$589,791		$577,289

Interest expense	$148,260		$156,234		$137,532		$144,649		$124,749

Portion of operating lease rentals representative of interest factor	38,716		42,991		44,580		48,400		50,143

Fixed charges	$186,976		$199,225		$182,112		$193,049		$174,892

Ratio of earnings to fixed charges	2.3	x	2.3	x	3.1	x	3.1	x	3.3	x

(A)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(B)	Fiscal 2003 was a 53 week year.